SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F ☐

Enclosures:

1.               Nokia press release dated January 4, 2008: Exercises with stock options of Nokia Corporation

2.               Nokia press release dated January 15, 2008: Nokia plans closure of its Bochum site in Germany

3.               Nokia press release dated January 28, 2008: Nokia to acquire Trolltech to accelerate software strategy

4.               Nokia press release dated January 28, 2008: Former head of the business and Equity Partners GmbH in discussions to buy Nokia’s line fit automotive business

5.               Nokia Siemens Networks press release dated January 2, 2008: Nokia Siemens Networks expands leadership in subscriber data management solutions with agreement to acquire Apertio

6.               Nokia Siemens Networks press release dated January 7, 2008: Zain in Saudi Arabia and Nokia Siemens Networks sign approximately US$1 billion turnkey 2G and 3G network contract

7.               Nokia Siemens Networks press release dated January 7, 2008: Nokia Siemens Networks Completes Acquisition of Carrier Ethernet Specialist Atrica Inc.

STOCK EXCHANGE RELEASE

January 4, 2008

Exercises with stock options of Nokia Corporation

Espoo, Finland — A total of 43 872 244 shares of Nokia Corporation (“Nokia”) were subscribed for between 11.12.2007 — 31.12.2007 based on Nokia’s 2001, 2003, 2005 and 2007 employee stock option plans. The total amount of subscription prices, EUR 782 129 244.53, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date January 4, 2008. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 982 811 957 including the shares held by the company.

Nokia’s 2001 employee stock option plan, approved by the Annual General Meeting in 2001, expired as of 31 December 2007. In total 43 822 343 shares were subscribed and registered under the 2001 employee stock option plan.

Media Enquiries:

Nokia

Communications

Tel- +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 15, 2008

Nokia plans closure of its Bochum site in Germany

Manufacturing to be transferred to other Nokia sites in Europe

Espoo, Finland — Nokia today announced plans to discontinue the production of mobile devices in Germany and close its Bochum site by mid-2008. The company plans to move manufacturing to its other, more cost-competitive sites in Europe.

As a consequence of the planned shift of production from Bochum to other European sites, Nokia also intends to discontinue other non-production activities at the Bochum site. In conjunction with the announced plans to close its Bochum site, Nokia is also announcing plans to sell its line fit automotive business and it is in negotiations with Sasken Technologies to sell the Bochum-based adaptation software R&D-entity.

The planned closure of the site in Bochum is estimated to affect approximately 2,300 Nokia employees.

Nokia’s decision to discontinue manufacturing in Bochum is based on the lack of competitiveness of the location. Renewing the site would require additional investments but even this would not result in manufacturing in Bochum being globally competitive.

“The planned closure of the Bochum production site is necessary to secure Nokia’s long-term competitiveness,” said Veli Sundbäck, Executive Vice President of Nokia and Chairman of the Supervisory Board of Nokia GmbH. “Due to market changes and increasing requirements for cost-effectiveness, production of mobile devices in Germany is no longer feasible for Nokia. It cannot be operated in a way that meets the requirements for global cost efficiency and for flexible capacity growth. Therefore we have to make this tough decision.”

Nokia will start the consultations with the employee representatives as soon as possible in order to to reach a satisfactory solution for all parties concerned.

The financial costs associated with this restructuring will be determined along with the consultation process and reported in Nokia’s quarterly reporting for 2008.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 28, 2008

Nokia to acquire Trolltech to accelerate software strategy

Trolltech’s Qt based technology assets facilitate application development for multiple platforms and devices

Espoo, Finland and Oslo, Norway — Nokia and Trolltech ASA today announced that they have entered into an agreement that Nokia will make a public voluntary tender offer to acquire Trolltech (www.trolltech.com), a company headquartered in Oslo, Norway and publicly listed on the Oslo Stock Exchange. Trolltech is a recognized software provider with world-class software development platforms and frameworks. In addition to the key software assets, its talented team will play an important role in accelerating the implementation of Nokia’s software strategy.

Nokia will offer NOK 16 per share in cash. The board of directors of Trolltech has unanimously recommended that its shareholders accept Nokia’s Offer. Holders of 35,024,830 shares, representing approximately 66,43 % of Trolltech’s issued shares and votes have as of January 27, 2008 irrevocably undertaken to accept the Offer. Haavard Nord, Vuonislahti Invest AS (controlled by Eirik Chambe-Eng), Teknoinvest and certain funds managed by Index Ventures are among the shareholders who have agreed to tender their shares to Nokia.

The acquisition of Trolltech will enable Nokia to accelerate its cross-platform software strategy for mobile devices and desktop applications, and develop its Internet services business. With Trolltech, Nokia and third party developers will be able to develop applications that work in the Internet, across Nokia’s device portfolio and on PCs. Nokia’s software strategy for devices is based on cross-platform development environments, layers of software that run across operating systems, enabling the development of applications across the Nokia device range. Examples of current cross-platform layers are Web runtime, Flash, Java and Open C.

“The technology landscape evolves and, for Nokia, software plays a major role in our growth strategy for devices, PCs and the integration with the Internet. We continue to focus on areas where we can differentiate and add more value. Common cross-platform layers on top of our software platforms attract innovation and enable Web 2.0 technologies in the mobile space,” said Kai Öistämö, Executive Vice President, Devices, Nokia. “Trolltech’s deep understanding of open source software and its strong technology assets will enable both Nokia and others to innovate on our device platforms while reducing time-to-market. This acquisition will also further increase the competitiveness of S60 and Series 40.”

Nokia aims to continue the development of Trolltech’s products and support of new and existing customers. Nokia strives for an open approach to technology that will encourage and support innovation in the industry, enable fast adoption of new technologies and advance healthy competition. Nokia embraces open source technology and will take further the open source development culture found in Trolltech.

“Trolltech and Nokia share the goal of accelerating the adoption of Trolltech’s Qt based technology in the commercial market and in the open source community,” said Haavard Nord, CEO and founder of Trolltech. Eirik Chambe-Eng, Chief Troll and co-founder of Trolltech continues “We are thrilled to join forces with Nokia. The company’s innovative culture and resources will give our employees new and exciting possibilities and fulfill our vision of “Qt everywhere”.”

Nokia intends to continue to enhance Trolltech products through active and ongoing development, for both desktop and mobile. To further stimulate industry innovation based on Trolltech’s products, Nokia plans to continue to license Trolltech technology under both commercial and open source licenses.

The acquisition is subject to customary closing conditions, including acceptance by shareholders representing more than 90 % of the fully diluted share capital, and the necessary regulatory approvals. The complete details of the offer, including all terms and conditions, will be set forth in an offer document expected to be sent to Trolltech shareholders within two weeks. The offer is expected to be open for acceptance for a period of four weeks and to be completed in the second quarter of 2008. If the conditions to the offer are satisfied or waived, Nokia will have a legal duty to make a mandatory cash offer for or compulsory acquisition of the remaining shares.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks. www.nokia.com

About Trolltech

Trolltech provides cross-platform software development frameworks and application platforms. Trolltech’s Qt is used in popular software such as Skype, Google Earth, Adobe Photoshop Elements, Lucasfilm and by more than 5000 customers worldwide. Trolltech’s Qtopia has enabled a new generation of exciting consumer devices such as mobile handsets, video-phones, set-top boxes and media players. Trolltech’s software has shipped in more than 10 million devices.

Trolltech’s products enable companies to easily build and deploy software across a wide range of operating systems and electronic devices. The company serves desktop and embedded application providers, as well as consumer electronics and mobile vendors, who face challenges in delivering user-friendly and differentiated software. Trolltech enables customers to accelerate innovation, shorten time to market and increase revenues. Trolltech’s software improves the user experience by increasing the appeal and quality of customer’s applications on desktop and devices. The future proof Qt software allows developers to code less, create more and deploy anywhere.

Trolltech supports open source and commercial customers. The company has offices in California, U.S.A.; Brisbane, Australia; Beijing, China; Berlin and Munich, Germany; Oslo, Norway. It is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit www.trolltech.com.

This communication is no offer to acquire shares or options in Trolltech. Such offer will be made only in accordance with an offer document approved under the Norwegian securities trading act and to such persons who may lawfully receive the offer.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia media enquiries:

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia investor contacts:

Investor Relations, Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

Trolltech media enquiries:

PR Manager, Europe

Siw Hauge

Tel. +479 061 599 2

VP, Worldwide Marketing

Daniel Kihlberg Pallejà

Tel. +47 21 60 48 74

Trolltech investor contacts:

CFO

Knut Stålen

Tel. +47 21 60 48 34

www.trolltech.com

Note to editors: Nokia will have a live webcast today at 11.15am Helsinki time (+1 CET), which can be followed from the Nokia website at www.nokia.com/press. You may also post your questions while listening to the webcast.

PRESS RELEASE

January 28, 2008

Former head of the business and Equity Partners GmbH in discussions to buy Nokia’s line fit automotive business

Espoo, Finland — Nokia today announced that the company is in negotiations to divest its Automotive Business to the former head of Nokia’s Enhancements unit and the Automotive Business, and Equity Partners GmbH.

If the negotiations are successful, the transaction will enable employment for the personnel in the current Automotive entity at the new company. Nokia will start consultations with the works council about the transfer of the Automotive Business including the transfer of the affected employees to the new company.

“We are happy to negotiate with Razvan Olosu and Equity Partners GmbH about selling our Automotive business to them. If successful, this deal will enable employment for the affected employees. It would also allow for smooth continuation of the business and customer relationships in the new company. Razvan Olosu has an established position in the Automotive Business, and we are confident that with his experience and the backing of his financial partner, the automotive business will continue to be in good hands,” said Heikki Tenhunen, head of Enhancements at Devices unit, Nokia.

Razvan Olosu commented: “I cannot imagine a better start as an entrepreneur than having on the one side a team of trusted, talented, committed and hard-working people I have worked and been friends with for many years, and on the other side Nokia’s support for this endeavour. We plan to strengthen our main operations in Germany and the USA, and increase the focus and dedication in serving our customers in the automotive industry. I expect the newly formed company to continue to play a leading role in the growing market for automotive communications and multimedia solutions, and position itself at the forefront of innovation in the industry. With Equity Partners we found a strong and experienced partner willing to support us in achieving our long-term goals.”

The parties anticipate that the deal could be closed during the first half of 2008.  Closing of the transaction will depend on the parties ability to successfully conclude the negotiations, the outcome of the works council consultations, and satisfaction of customary closing conditions, including regulatory approvals.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Equity Partners

Equity Partners is a Private Equity Firm based in Düsseldorf with EUR 1,1 bn Assets under management that invests into companies in Germany and Private Equity Funds globally. The firm invests into promising lower mid-market businesses (Mittelstand) in Germany, generally partnering with the management of the firm.  Following a long-term strategy Equity Partners supports their companies to stay or become the leader in their respective markets.

Media Enquiries:

Nokia

Global Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Press Release

Espoo, Finland /Bristol, England — January 2, 2008

Nokia Siemens Networks expands leadership in subscriber data management solutions with agreement to acquire Apertio

Nokia Siemens Networks today announced the intended acquisition of Apertio Ltd., the leading provider of open real-time subscriber data platforms and applications built specifically for mobile, fixed, and converged telecommunications operators.  Nokia Siemens Networks will pay around €140 million for the acquisition, which is expected to close in the first quarter of 2008.

Apertio will provide the new generation architecture and open real-time subscriber data platform for Nokia Siemens Networks’ portfolio, strengthening the company’s ability to help customers simplify their networks and manage their key asset — subscriber data. Seventy-six percent of communication service providers view consolidation of customer data as a critical challenge in delivering on the opportunities of convergence(1).

With Apertio, Nokia Siemens Networks will be able to build on its strong position in the converged core, adding Apertio’s market-leading products, services and employees to strengthen its position in subscriber centric networks.  The acquisition builds on a pre-existing partnership, Nokia Siemens Networks having already integrated its Home Location Register and Home Subscriber Server products with Apertio’s open platform to deliver a powerful subscriber management solution that is in deployment with leading operators.

“The race is on to deliver seamless and highly targeted services to end-users across various access devices and this requires a unified approach to subscriber data” said Jürgen Walter, head of Nokia Siemens Networks’ Converged Core business unit. “Enabling access to this information in real-time means you can profile subscribers and deliver new services and advertising appropriately. Market entrants from the Internet world that are used to using real-time profiling are starting to play in the telecoms space and operators need to enable a personalised experience — today’s announcement gives Nokia Siemens Networks the opportunity to provide unique value to our customers in this growing area.”

Apertio’s customers number among the world’s largest and fastest growing communications service providers, including Orange, T-Mobile, Vodafone and O2.  Once the deal has closed, Apertio is expected to form a new business line, to be headed by Apertio CEO, Paul Magelli, within Nokia Siemens Networks’ Converged Core business unit.

“With Internet services, communications services, and entertainment services now converging, operators must simplify their networks and focus on subscriber intelligence to stay competitive” said Paul Magelli, Apertio CEO. “With one open real-time subscriber data platform we have the solution to this problem and as part of Nokia Siemens Networks we will have the geographic reach, comprehensive application portfolio and ecosystem to extend our leadership.”

(1) According to independent research conducted by Loudhouse Market Research for Apertio in Q3 of 2007

Nokia SiemensNetworks Media Relations
PO Box 1
FI-02022 Nokia Siemens Networks

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

About Apertio

Apertio is the leading independent provider of subscriber-centric networks for mobile, fixed and converged telecommunications operators. Its software application suite, Apertio One, delivers a single, open, subscriber-centric architecture for current and new generation networks. The suite includes Apertio One-NDS (Network Directory Server), Apertio One-HLR (Home Location Register), Apertio One-HSS (Home Subscriber Server), One-AAA (Authentication, Authorisation and Accounting) and One-BSF (Boot Strapping Function). The Apertio One architecture eliminates complexity and cost. It dramatically simplifies the network and places the subscriber at its heart to deliver increased revenue through rapid service deployment, and lays the foundation for convergence and service innovation.Apertio’s customers number among the world’s largest and fastest growing telecommunications operators including Orange, T-Mobile, O2, Vodafone and AIS. The company is privately held, and headquartered in Bristol, UK, with 237 employees in offices in Berlin, Chicago, Bangkok, Beijing and Kuala Lumpur. Turnover in 2007 is expected to be approximately €28m. For more information visit: www.apertio.com.

Media Enquiries

Nokia Siemens Networks

Stefan Müller
Communications, West South Europe Region
+49 175 2654662
E-mail: Stefan.mueller@nsn.com

Apertio
Chris Gent
+44 8453 700655
+44 7801 518559
E-mail: chris@octopuscomms.net

Press Release

Riyadh, Kingdom of Saudi Arabia — January 7, 2008

Zain in Saudi Arabia and Nokia Siemens Networks sign approximately US$1 billion turnkey 2G and 3G network contract

New greenfield contract includes multi-year managed services, network operations and maintenance services.

Zain in Saudi Arabia and Nokia Siemens Networks today signed a contract to roll out a state-of-the-art greenfield mobile network in the Kingdom of Saudi Arabia. Nokia Siemens Networks will supply a full turnkey 2G and 3G mobile network, including core and radio networks, operations and business support systems, applications and a full suite of services, including managed services.

Under the terms of the contract, Nokia Siemens Networks will provide to Zain in Saudi Arabia the latest 2G and 3G mobile network technologies, including HSDPA and HSUPA, based on the latest base station design and distributed architecture for both radio access and core networks according to the 3GPP release 4 standard. The compact Flexi base station design enables the customer to save significantly on capital and operational expenditure and allows for a fast rollout. With the distributed architecture of its mobile softswitch and multimedia gateway, Nokia Siemens Networks is able to offer Zain in Saudi Arabia a cost optimized core network solution with a fast rollout to enable new advanced services for subscribers.

Nokia Siemens Networks will deliver a full turnkey solution, including managed services for five years from a dedicated local network operations center. The US$ 935 million turnkey contract also includes network planning, implementation, project management, systems integration, logistics management, multi-vendor maintenance, field services and network optimization for the base station sites. The company will also provide a wide range of operations and business support system (OSS/BSS) solutions that will help Zain reduce operating expenses and manage the network and service quality for its subscribers. Nokia Siemens Networks will also provide Zain with its convergent prepaid solution, charge@once select, for voice and data.

Nokia Siemens Networks is the sole supplier of Zain Saudi’s core network, including the industry leading MSC Server mobile softswitch for cost-efficient voice and data services, as well as the IP Multimedia Subsystem (IMS), which enables a wide range of rich communications services based on the Internet Protocol.

“This huge project will radically change the face of mobile communications in the Kingdom of Saudi Arabia and sets the benchmark for future mobile communications in the region. We are extremely pleased with Nokia Siemens Networks’ dedicated team, broad product portfolio and its strong history in providing best-in-class technology. We see Nokia Siemens Networks as our preferred partner in supporting our global expansion plans and in creating the largest and most advanced networks in the world,” said Dr. Marwan Al-Ahmadi, CEO for Zain in Saudi Arabia

“This project takes our long-standing collaboration with Zain, established in 1994, to a new level. We are proud to support Zain’s entry into the Saudi market with our industry-leading services and solutions. This deal is one of the most important in Nokia Siemens Networks’ history, and also very strategic for our growth in Africa as Zain is present in more than 14 countries in the region,” said Dr. Walid Moneimne, Chairman for the Middle East and Africa region, Nokia Siemens Networks.

Ahmed Othman, Head of the Zain/Celtel customer business team for Nokia Siemens Networks said “Our managed services solution is designed to ensure that Zain benefits from a reduced time to market, faster revenue generation and high network quality and availability.”

Zain, formerly known as the MTC Group, is the leading telecommunications mobile provider in 22 countries across the Middle East and Africa and was recently awarded the third mobile telecommunications license for Saudi Arabia.

About Zain in Saudi Arabia

Zain (formerly MTC) is a leading emerging markets player in the field of mobile telecommunications. The company was established in 1983 in Kuwait as the region’s first mobile operator and since the initiation of its “3x3x3” profitable expansion strategy in 2003, it has grown exponentially becoming the 4th largest telecommunications company in the world in terms of geographic presence with a footprint in 22 countries spread across the Middle East and the African continent.

As of 8 September 2007, Zain became the company’s new corporate master brand name. Currently, the company is present in 7 Middle Eastern (inclusive of the Kingdom of Saudi Arabia) and 15 sub-Saharan African countries (inclusive of the recent Ghana licence acquisition on October 22, 2007) with over 15,000 employees, providing a comprehensive range of mobile voice and data services to over 44 million active individual and business customers

The company operates under the Zain brand name in Kuwait, Sudan, Jordan, Iraq and Bahrain. In Lebanon the company operates as mtc-touch. The company plans to commence operations in the Kingdom of Saudi Arabia in the first half of 2008 under the Zain brand.

In Africa, Zain operates under the Celtel brand (www.celtel.com) currently in 14 sub-Saharan African countries namely: Burkina Faso, Chad, Democratic Republic of the Congo, Republic of the Congo, Gabon, Kenya, Malawi, Madagascar, Niger, Nigeria, Sierra Leone, Tanzania, Uganda and Zambia. Celtel is the most successful pan-African mobile network, offering telecommunications services to more people in Africa than any other network. The addition of Ghana will expand Celtel’s presence to 15 countries.

In January 2007, the Group launched ACE — an implementation strategy to realize the target of its 3x3x3 vision of becoming a top ten global mobile operator by 2011. ACE seeks to extract superior value from existing assets through three main thrusts: Accelerating growth in Africa; Consolidating existing assets; and Expanding into adjacent markets.

The Zain brand is wholly owned by Mobile Telecommunications Company KSC and is listed on the Kuwait Stock Exchange (Stock ticker: ZAIN). The company had a market capitalization of over US$26 billion on 1 January, 2008.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Nada Chammas

External Communications, Middle-East and Africa

Tel. +971 50 450 85 59

nada.chammas@nsn.com

Media Relations

Tel. +358 7180 31451

mediarelations@nsn.com

Zain Saudi Arabia

Saud Albawardi

Public Relations Manager

Tel. +9661 - 216 - 2227

saud.albawardi@mtctelecom.com.sa

Press Release

Munich, Germany — January 7th, 2008

Nokia Siemens Networks Completes Acquisition of Carrier Ethernet Specialist Atrica Inc.

The completion of the previously-announced acquisition strengthens Nokia Siemens Networks’ Carrier Ethernet expertise and gives the company a comprehensive, end-to-end Carrier Ethernet product portfolio, covering demarcation, edge, access, aggregation, metro core, core and ASPEN, the award-winning, industry-leading services management and provisioning platform.

The Atrica product portfolio will be fully integrated into the portfolio of Nokia Siemens Networks, giving Atrica customers access to the worldwide support team of Nokia Siemens Networks and existing customers of Nokia Siemens Networks access to Atrica’s leading solutions.

Nokia Siemens Networks has more than 70 deployments worldwide that span the full spectrum of Carrier Ethernet applications (wireless backhaul, residential backhaul, business Ethernet services). With an engineering team of 500 Carrier Ethernet professionals, Nokia Siemens Networks is a top tier vendor in this market.

“Carrier Ethernet is an ideal technology to handle growing traffic demands and to decrease the cost of bandwidth,” said Bernd Schumacher, Head of IP Transport at Nokia Siemens Networks. “With the completion of this acquisition, Nokia Siemens Networks now has a powerful, end-to-end solution. Our Carrier Ethernet platforms feature unique end-to-end management and offer carrier-grade reliability, security and scalability. They help network operators reduce the cost and complexity of data-optimized transport networks and fully realize the revenue opportunities that the Carrier Ethernet services market presents.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Ute Ritter

Communications IP Transport

+49 89 722 - 57875

ute.ritter@nsn.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2008			Nokia Corporation

	By:		/s/ Kaarina Ståhlberg

		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel